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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2000

REGISTRATION NO. 333-43540

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VICOM, INCORPORATED
(Exact name of registration as specified in its charter)

MINNESOTA	4813	41-1255001
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9449 SCIENCE CENTER DRIVE
NEW HOPE, MINNESOTA 55428
(763) 504-3000
(Address, including zip code, and telephone number,
including area code of registrant's principal executive offices)

STEVEN M. BELL
PRESIDENT
9449 SCIENCE CENTER DRIVE
NEW HOPE, MINNESOTA 55428
(763) 504-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

MICHELE D. VAILLANCOURT, ESQ.
WINTHROP & WEINSTINE, P.A.
3000 DAIN RAUSCHER PLAZA
MINNEAPOLIS, MINNESOTA 55402
(612) 347-0700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Shares of Common Stock par value $0.01 per share	1,207,600	$9.00	$10,868,400	$2,869.00

Shares of Common Stock, par value $0.01 per share, underlying Warrants	100,000	$9.00	$900,000	$238.00

Totals	1,307,600	$9.00	$11,768,400	$3,107.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the closing price for the common stock on August 29, 2000 as reported on the OTCBB Bulletin Board.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED            , 2000

VICOM, INCORPORATED

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED AUGUST 11, 2000

    The following information amends and updates the Prospectus of Vicom, Incorporated dated August 11, 2000 (the "Prospectus") and should be read in conjunction therewith. Please keep this Prospectus Supplement with your Prospectus for future reference.

The date of this Prospectus Supplement is August 31, 2000

Vicom, Incorporated
INDEX TO PROSPECTUS SUPPLEMENT NO. 1

The Offering

    The number of shares being sold in the offering is updated as follows: The selling shareholders are offering up to an aggregate of 13, 385,644 shares of our common stock. Of the shares of common stock being offered, (i) 1,073,150 shares are currently owned by shareholders who acquired such shares upon exercise of warrants; (ii) 1,350,000 shares were issued as consideration for the acquisition of Enstar Networking Corporation, (iii) 1,250,000 shares were issued in connection with our purchase of Ekman, Inc.; (iv) 8,504,894 shares may be purchased upon exercise of outstanding warrants, including warrants in the amount of 7,531,744 which Vicom will sell from time to time upon the exercise of these outstanding warrants to purchase shares of common stock and which were issued by Vicom to all of its shareholders of record on April 11, 2000; and (v) 1,207,600 shares that are currently owned by shareholders who acquired such shares in private placements to accredited investors.

    The amount of common stock to be outstanding after the offering is 16,063,163 shares, based on the number of shares of common stock outstanding as of June 14, 2000 and assuming that all of the warrants to purchase 8,504,894 shares are exercised.

Summary Financial Data

    The following table sets forth certain summary financial data for Vicom, Incorporated and should be read in conjunction with the Condensed Consolidated Financial Statements of Vicom, Incorporated included in this Prospectus Supplement.

SUMMARY FINANCIAL DATA

				Six Months Ended June 30,
	Years Ended December 31,
Statement of Operations Data:
	1999	1998	1997	2000	1999
				(unaudited)	(unaudited)
Revenues	$20,388,870	$6,458,113	$6,639,026	$18,405,878	$9,208,797
Income (loss) from operations	$(1,682,973)	$(1,222,860)	$225,648	$(1,559,380)	$(162,571)
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(2,042,365)	$(288,054)
Earnings (loss) per share-basic and diluted	$(0.55)	$(0.68)	$0.03	$(0.33)	$(0.08)
Weighted average shares outstanding basic and diluted	3,821,978	2,129,387	2,098,944	6,241,532	3,426,887
	As of June 30, 2000
Balance Sheet Data:	Actual	As Adjusted(1)
	(unaudited)	(unaudited)
Cash	$431,844	$66,927,744
Total assets	$12,950,944	$79,446,844
Working capital	$298,483	$66,794,383
Total liabilities	$8,265,739	$8,265,739
Total stockholder's equity	$4,685,205	$71,181,105

(1)
The As Adjusted column gives effect to the exercise of all warrants to purchase the shares of common stock covered by this prospectus and the application of the net proceeds from the exercise of the warrants, after deducting our estimated offering expenses.

Capitalization

    The following table sets forth our consolidated capitalization as of June 30, 2000 and our capitalization as adjusted to reflect the issuance and sale of 8,504,894 shares of common stock upon exercise of the warrants and the application of the resulting "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this prospectus.

	June 30, 2000
	Actual	As Adjusted
	(unaudited)	(unaudited)
Preferred stock:
8% Class A cumulative convertible—no par value (issued and outstanding—0 shares, actual and as adjusted)	—	—
10% Class B cumulative convertible—no par value (issued and outstanding—22,836 shares, actual and as adjusted)	$218,869	$218,869
10% Class C cumulative convertible—no par value (issued and outstanding—80,500 shares, actual and as adjusted)	$805,000	$805,000
Common stock—no par value (issued 7,822,208 shares; outstanding 7,622,269 shares, actual, and issued 16,327,102 shares; outstanding 16,127,163 shares as adjusted)	$347,609	$66,843,509
Subscription receivable	$(465,984)	$(465,984)
Options and Warrants	$13,472,897	$13,472,897
Unamortized Compensation	$(209,323)	$(209,323)
Accumulated deficit	$(9,483,863)	$(9,483,863)

SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data as of December 31, 1999 and the six months ended June 30, 2000, and for each of the three years in the period ended December 31, 1999 and the six months ended June 30, 2000 and 1999 have been derived from our financial statements and accompanying notes contained in this prospectus. The Statement of Operations Data for the years ended December 31, 1996 and 1995 and the Balance Sheet Data at December 31, 1997, 1996, and 1995 have been derived from our audited financial statements which are not contained in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
Statement of Operations Data
	1999	1998	1997	1996	1995	2000	1999
						(unaudited)	(unaudited)
Revenues	$20,388,870	$6,458,113	$6,639,026	$5,514,532	$6,378,838	$18,405,878	$9,208,797
Cost of products and services	$16,247,898	$4,841,111	$4,095,990	$3,929,573	$4,750,024	$14,312,943	$7,084,460
Gross profit	$4,140,972	$1,617,002	$2,543,036	$1,584,959	$1,628,814	$4,092,935	$2,124,337
% of revenues	20.3%	25.0%	38.3%	28.7%	25.5%	22.2%	23.1%
Selling, general and administrative expenses	$5,823,945	$2,839,862	$2,317,388	$2,617,620	$1,515,090	$5,652,315	$2,286,908
% of revenues	28.6%	44.0%	34.9%	47.5%	23.8%	30.7%	24.8%
Income (loss) from operations	$(1,682,973)	$(1,222,860)	$225,648	$(1,032,661)	$113,724	$(1,559,380)	$(162,571)
Other expense (income), net	$139,461	$170,888	$141,471	$108,130	$(374,686)	$482,985	$125,483
Income (loss) before income taxes	$(1,822,434)	$(1,393,748)	$84,177	$(1,140,791)	$488,410	$(2,042,365)	$(288,054)
Income tax provision	$241,200	$50,000	$28,000		$352,000
Net Income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(1,140,791)	$136,410	$(2,042,365)	$(288,054)
Earnings (loss) per share basic and diluted	$(0.55)	$(0.68)	$0.03	$(0.55)	$0.06	$(0.33)	$(0.08)
Weighted average shares outstanding	3,829,978	2,129,387	2,098,944	2,084,279	2,107,020	6,241,532	3,426,887
	Years Ended December 31,
						June 30, 2000
Balance Sheet Data	1999	1998	1997	1996	1995
						(unaudited)
Working Capital (deficiency)	$(2,882,907)	$(43,161)	$376,568	$(215,585)	$971,028	$298,483
Total assets	$12,598,745	$6,630,917	$4,418,239	$3,994,584	$4,596,536	$12,950,944
Long-term debt	$926,821	$826,490	$674,436	$324,600	$207,482	$156,144
Stockholder's equity	$1,026,344	$689,775	$973,792	$892,615	$2,036,493	$4,685,205

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATION

    The following discussion of the financial condition and results of Operations of Vicom, Incorporated should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

Six Months Ended June 30, 2000 and June 30, 1999

Revenue

    For the six month period ended June 30, 2000, revenues increased 100% to $18,405,878 as compared to $9,208,797 for the similar period last year again. This increase in revenues is directly attributed to the Company's acquisition of Ekman, Inc. in late 1999.

Gross Profit

    For the six month period ended June 30, 2000, the Company's gross margin increased 93% or $1,968,598 to $4,092,935 as compared to $2,124,377 for the similar period last year. The gross margin increase is due to the aforementioned acquisition of Ekman, Inc. For the six month period ended June 30, 2000, as a percent of total revenues, gross margin was 22.2% as compared to 23.1% for the similar period last year. The decrease in gross margin percentages is primarily due to increased sales year to date of personal computer products, which sales have lesser gross margin than the Company's traditionally based telephone equipment sales.

Selling, General and Administrative Expenses

    For the six month period ended June 30, 2000, selling, general and administrative expenses increased 147% to $5,652,315 as compared to $2,286,908 in the prior year period. For the six month period ended June 30, 2000, selling, general and administrative expenses were, as a percentage of revenues, 30.7% as compared to 24.8% for the same period in 1999. The increase in expenses is primarily related to increased payroll due to acquisitions and start-up expenses for the Company's MultiBand, Inc. subsidiary.

Interest Expense

    Interest expense was $313,151 for the six months ended June 30, 2000, and $84,783 for the same period a year ago, reflecting an increased debt load due to acquisition related debt and increased bank borrowings.

Income Tax Provision

    No provisions for income taxes are recorded due to net operating loss carryforwards available.

Net Income (Loss)

    The six month period ended June 30, 2000, resulted in a net loss of $2,042,365 compared to a net loss of $288,054 for the similar period last year.

Liquidity and Capital Resources

Six Months Ended June 30, 2000

    Available working capital for the six months ended June 30, 2000 increased over the similar period last year due to proceeds from issuance of stock and exercise of outstanding warrants, which helped offset Vicom's net operating loss. Vicom experienced a significant decrease in accounts payable for the period ended June 30, 2000 versus last year's period, primarily due to the aforementioned proceeds, which were used to reduce payables. Accounts receivables increased materially for the period ended June 30, 2000 compared to the prior year period due to doubling of revenues resulting from the acquisition of Ekman, Inc. in late 1999.

    Inventories year to date increased over last year's prior period inventories due to the aforementioned revenue increases. Net borrowings under agreements increased for the six months ended June 30, 2000 compared to the prior year's period due to debenture financing with a lender, the proceeds of which were used to pay off a bank line of credit and to finance operations.

    In March 2000, Vicom's subsidiary, Corporate Technologies, USA, Inc. (CTU), entered into a $2,250,000 debenture/loan agreement with Convergent, calling for interest at prime plus 4% (plus 6% if in default) and due on December 31, 2000. The loan proceeds were used to pay off a previous CTU line of credit due March 31, 2000. Convergent, as additional consideration in the transaction, was given a warrant with a term of seven years to purchase 40,000 shares of Vicom's common stock at a price of $5.20 per share.

    On July 11, 2000 the Convergent agreement was amended to extend the due date to June 1, 2005. The terms of the amended agreement call for interest only payments for 36 months from July 11, 2000 and thereafter 22 equal monthly payments of principal and interest until the loan is paid in full. The amended agreement also requires interest at 14% annually (16% annually if Vicom is in default). Convergent, as additional consideration for extending the loan, was issued a warrant with a term of seven years to purchase 110,000 shares of Vicom Common Stock at a price of $4.18 per share.

    In March 2000, Vicom sold 677,500 units to accredited investors for $2.25 per unit, each unit consisting of one share of common stock and a warrant to purchase a share of common stock at an exercise price of $5.00 per share. Vicom raised gross proceeds of $1,524,375 less commissions and expenses paid to a selling agent of $198,169, for net proceeds of $1,326,206.

    In July 2000, Vicom offered for sale 225,000 units to accredited investors for $5.00 per unit, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $8.75 pr share. As of July 15, 2000, Vicom had raised gross proceeds in this offering of $445,000, less commissions and expenses paid to a selling agent of $57,850, for net proceeds of $387,150. The selling agent, in connection with this offering, will be issued warrants to purchase a number of shares of Vicom common stock equaling 10% of the number of units ultimately sold in the offering.

    In order to enhance liquidity in the second quarter ended June 30, 2000, Vicom issued 80,500 shares of 10% Class C Convertible Preferred Stock in the amount of $805,000 to three accredited investors. The Company also, in the quarter, issued a warrant dividend to all Vicom shareholders of record as of April 11, 2000, in which a warrant to purchase one share at an exercise price of $8.75 was issued for each share outstanding. The Company intends to register those warrants in the third quarter to facilitate their exercise and raise additional capital.

    Management of Vicom believes that, for the near future, cash generated by sales of stock, exercise of warrants, and existing credit facilities, in aggregate, are adequate to meet the anticipated liquidity and capital resource requirements of its business.

Capital Expenditures

    The Company used $259,588 for capital expenditures during the six months ended June 30, 2000, as compared to $172,811 in the similar period last year. These expenditures were primarily for equipment acquired for internal uses such as vehicles, office furniture, computer systems and demonstration systems.

Market Price of Vicom's Common Stock and Related Stockholder Matters

    Since August 21, 2000, Vicom's common stock has been traded and quoted on the OTCBB Bulletin Board ("OTCBB") under the symbol "VICM." For the quarter ended June 30, 2000, the high and low bid prices for the Vicom common stock were $10 1/2 and $4 3/4, respectively.

Index to Financial Statements

Page(s)
Vicom, Inc. and Subsidiaries—Consolidated Balance Sheets as of December 31, 1999 and 1998 and June 30, 2000, and Consolidated Statements of Operations, Consolidated Stockholders' Equity and Consolidated Cash Flows for the Years Ended December 31, 1999, 1998 and 1997, and for the Six Months Ended June 30, 2000 and 1999
INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS
Consolidated balance sheets	F-3
Consolidated statements of operations	F-4
Consolidated statements of stockholders' equity	F-5
Consolidated statements of cash flows	F-6
Notes to consolidated financial statements	F-7 to F-22

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Vicom, Incorporated and Subsidiaries
New Hope, Minnesota

    We have audited the accompanying consolidated balance sheets of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                      LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 23, 2000, except for Note 15,
  as to which the date is April 3, 2000

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	1999	1998	2000
			(unaudited)
ASSETS
CURRENT ASSETS
Cash	$204,365	$—	$431,844
Accounts receivable, net of allowance of $140,000, $115,000, and 54,500	5,369,221	2,869,912	4,755,004
Inventories, net of allowance of $330,000, $910,000, and 330,000	1,801,596	1,858,008	2,491,376
Costs and estimated earnings in excess of billings	232,725	239,131	455,490
Other	154,766	104,440	274,364

TOTAL CURRENT ASSETS	7,762,673	5,071,491	8,408,078

PROPERTY AND EQUIPMENT	1,324,080	647,356	1,265,910

NONCURRENT ASSETS
Goodwill, net of accumulated amortization of $101,604, $-0-, and $269,139	3,249,111	549,101	3,081,576
Deferred income taxes	—	249,200	—
Other	262,881	113,769	195,380

	3,511,992	912,070	3,276,956

	$12,598,745	$6,630,917	$12,950,944

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits	$126,297	$207,219	$78,037
Notes and installment obligations payable—current maturities	4,246,433	1,013,135	3,560,770
Accounts payable	4,503,451	2,213,018	2,807,117
Other liabilities	977,513	411,924	1,012,068
Due to ENStar, Inc.	207,170	340,188	67,494
Deferred service obligations and revenue	584,716	929,168	584,109

TOTAL CURRENT LIABILITIES	10,645,580	5,114,652	8,109,595

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE	926,821	826,490	156,144

COMMITMENTS AND CONTINGENCIES	—	—	—
STOCKHOLDERS' EQUITY
Preferred stock, liquidation preference of $10.50 per share:
8% Class A cumulative convertible—no par value, (issued and outstanding—2,550, -0-, and -0- shares)	23,638	—	—
10% Class B cumulative convertible—no par value (issued and outstanding—37,550, 35,050 and 22,836 shares)	359,893	336,718	218,869
10% Class C cumulative convertible—no par value (issued and outstanding -0-, -0-, and 80,500 shares)	—	—	805,000
Common stock—no par value (issued 4,984,845, 3,612,995, and 7,822,208 shares; outstanding 4,784,906, 3,506,236, and 7,622,269 shares)	4,551,745	2,181,042	347,609
Subscriptions receivable	—	—	(465,984)
Options and warrants	217,028	701	13,472,897
Unamortized compensation	(258,659)	(62,988)	(209,323)
Accumulated deficit	(3,867,301)	(1,765,698)	(9,483,863)

	1,026,344	689,775	4,685,205

	$12,598,745	$6,630,917	$12,950,944

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,
	1999	1998	1997	2000	1999
				(Unaudited)	(Unaudited)
REVENUES	$20,388,870	$6,458,113	$6,639,026	$18,405,878	$9,208,797

COSTS AND EXPENSES
Cost of products and services	16,247,898	4,841,111	4,095,990	14,312,943	7,084,460
Selling, general and administrative	5,823,945	2,839,862	2,317,388	5,652,315	2,286,908

	22,071,843	7,680,973	6,413,378	19,965,258	9,371,368

INCOME (LOSS) FROM OPERATIONS	(1,682,973)	(1,222,860)	225,648	(1,559,380)	(162,571)

OTHER INCOME (EXPENSE)
Interest expense	(262,228)	(180,434)	(189,869)	(313,151)	(84,783)
Miscellaneous	122,767	9,546	48,398	(169,834)	(40,700)

	(139,461)	(170,888)	(141,471)	(482,985)	(125,483)

INCOME (LOSS) BEFORE INCOME TAXES	(1,822,434)	(1,393,748)	84,177	(2,042,365)	(288,054)
INCOME TAX PROVISION	241,200	50,000	28,000	—	—

NET INCOME (LOSS)	$(2,063,634)	$(1,443,748)	$56,177	$(2,042,365)	$(288,054)

EARNINGS (LOSS) PER SHARE—BASIC AND DILUTED	$(.55)	$(.68)	$.03	$(.33)	$(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	3,821,978	2,129,387	2,098,944	6,241,532	3,426,887

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Cumulative Convertible Preferred Stock
							Common Stock
	8% Class A		10% Class B		10% Class C
							Shares Issued		Subscriptions Receivable	Warrants and Options	Unamortized Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Amount					Total
BALANCE, DECEMBER 31, 1996	—	$—	—	$—	—	$—	2,081,236	$1,270,742	$—	$—	$—	$(378,127)	$892,615
Issuance of stock	—	—	—	—	—	—	25,000	25,000	—	—	—	—	25,000
Net income	—	—	—	—	—	—	—	—	—	—	—	56,177	56,177

BALANCE, DECEMBER 31, 1997	—	—	—	—	—	—	2,106,236	1,295,742	—	—	—	(321,950)	973,792
Conversion of notes payable, net of costs	—	—	35,050	336,718	—	—	50,000	25,000	—	—	—	—	361,718
Warrants issued with preferred stock	—	—	—	—	—	—	—	—	—	701	—	—	701
Restricted stock issued	—	—	—	—	—	—	106,759	62,988	—	—	(62,988)	—	—
Acquisition of ENC (Note 2)	—	—	—	—	—	—	1,350,000	797,312	—	—	—	—	797,312
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,443,748)	(1,443,748)

BALANCE, DECEMBER 31, 1998	—	—	35,050	$336,718	—	—	3,612,995	2,181,042	—	701	(62,988)	(1,765,698)	689,775
Sale of stock	2,550	23,638	2,500	23,175	—	—	—	—	—	—	—	—	46,813
Warrants issued:
Preferred stock	—	—	—	—	—	—	—	—	—	3,687	—	—	3,687
Notes	—	—	—	—	—	—	—	—	—	112,640	—	—	112,640
Restricted stock:
Issued	—	—	—	—	—	—	144,600	248,866	—	—	(248,866)	—	—
Forfeited	—	—	—	—	—	—	(22,750)	(15,663)	—	—	15,663	—	—
Amortization expense	—	—	—	—	—	—	—	—	—	—	37,532	—	37,532
Acquisition of Ekman (Note 2):
Stock	—	—	—	—	—	—	1,250,000	2,137,500	—	—	—	—	2,137,500
Options and warrants	—	—	—	—	—	—	—	—	—	100,000	—	—	100,000
Preferred dividends	—	—	—	—	—	—	—	—	—	—	—	(37,969)	(37,969)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,063,634)	(2,063,634)

BALANCE, DECEMBER 31, 1999	2,550	23,638	37,550	359,893	—	—	4,984,845	4,551,745	—	217,028	(258,659)	(3,867,301)	1,026,344
Sale of stock, net of issuance costs (unaudited)	—	—	—	—	—	—	2,028,056	4,287,421	(465,984)	—	—	—	3,821,437
Conversion of preferred stock (unaudited)	(2,550)	(23,638)	(9,000)	(83,884)	—	—	57,500	107,522	—	—	—	—	—
Redemption of preferred stock (unaudited)	—	—	(5,714)	(57,140)	—	—	—	—	—	—	—	—	(57,140)
Conversion of notes payable (unaudited)	—	—	—	—	80,500	805,000	551,868	1,100,000	—	—	—	—	1,905,000
Restricted stock amortization expense (unaudited)	—	—	—	—	—	—	—	—	—	—	49,336	—	49,336
Warrant dividend (unaudited)	—	—	—	—	—	—	—	(9,699,079)	—	13,255,869	—	(3,556,790)	—
Preferred dividends (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(17,407)	(17,407)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(2,042,365)	(2,042,365)

BALANCE, JUNE 30, 2000 (unaudited)	—	$—	22,836	$218,869	80,500	$805,000	7,622,269	$347,609	$(465,984)	$13,472,897	$(209,323)	$(9,483,863)	$4,685,205

See notes to consolidated financial statement

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Six Months Ended June 30,
	1999	1998	1997	2000	1999
				(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(2,042,365)	$(288,054)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities, net of business acquisition effect:
Depreciation	408,796	228,931	251,725	287,137	153,667
Amortization	145,136	—	—	280,512	27,455
Deferred income taxes	249,200	50,000	28,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,547,912	(270,558)	(408,101)	614,217	(560,673)
Inventories	1,240,723	(152,505)	(147,948)	(689,780)	478,038
Costs, estimated earnings, and billings	(59,360)	—	—	(222.765)	(116)
Other assets	(44,625)	170,627	(44,845)	(74,021)	(63,493)
Accounts payable and other liabilities	385,522	962,015	381,912	(1,801,456)	47,102
Deferred service obligations and revenue	(424,149)	318,442	(23,074)	(607)	(190,010)

Net cash provided (used) by operating activities	1,385,521	(136,796)	93,846	(3,649,128)	(396,084)

INVESTING ACTIVITIES
Purchase of business, net of $64,072 cash received	(435,928)	—	—	—	—
Purchases of property and equipment	(631,166)	(34,824)	(75,706)	(259,588)	(172,811)
Proceeds from sales of property and equipment	—	—	—	30,621	—
Collections on notes receivable	29,383	43,045	41,704	21,925	18,394
Issuance of notes receivable	(30,000)	—	(45,363)	—	—
Other	(30,000)	42,392	—	—	—

Net cash provided (used) by investing activities	(1,097,711)	50,613	(79,365)	(207,042)	(154,417)

FINANCING ACTIVITIES
Increase (decrease) in checks issued in excess of deposits	(416,734)	99,115	3,640	(48,260)	673,699
Net borrowings (payments) under credit arrangements	(2,600)	(299,839)	78,329	942,600	(13,932)
Proceeds from notes payable	1,170,600	578,455	—	82,494	—
Principal payments on notes and installment obligations	(847,242)	(278,467)	(121,450)	(640,074)	(137,288)
Proceeds from issuance of stock and warrants	50,500	—	25,000	4,149,601	50,500
Stock issuance costs	—	(13,081)	—	(385,306)	—
Dividends	(37,969)	—	—	(17,406)	(22,478)

Net cash provided (used) by financing activities	(83,445)	86,183	(14,481)	4,083,649	550,501

INCREASE IN CASH	204,365	—	—	227,479	—
CASH
Beginning of period	—	—	—	204,365	—

End of period	$204,365	$—	$—	$431,844	$—

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies—

Organization

    Vicom, Incorporated and Subsidiaries (the Company) sells integrated voice, video, data networking and computer technologies products and services. The Company sells its products and services primarily to businesses and states and municipalities in the Midwest region of the United States.

Principles of Consolidation

    The consolidated financial statements include the accounts of Vicom, Incorporated (Vicom) and its wholly-owned subsidiaries, Vicom Midwest Telecommunication Systems, Inc. and Corporate Technologies, USA, Inc. All significant intercompany accounts and transactions are eliminated.

Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the amortization periods for goodwill, the allowances for doubtful accounts and inventory obsolescence, the valuation of deferred income tax assets, and quarterly inventory valuations.

Inventories

    Inventories, consisting principally of purchased telecommunication, networking and computer equipment and parts, are stated at the lower of cost or market. Cost is determined using an average cost method for telecommunication and networking equipment and the first-in, first-out (FIFO) method for computer equipment. Nonmonetary exchanges of inventory items with third parties are recorded at net book value of the items exchanged with no gains or losses recognized.

Property and Equipment

    Equipment and leasehold improvements are stated at cost. Equipment is depreciated principally by the straight-line method over three to eight years, the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the respective lease.

Goodwill

    Goodwill represents the excess of acquisition prices over the fair value of net assets acquired and is amortized by the straight-line method over ten years. The Company evaluates goodwill annually for impairment by comparing the net carrying values to the undiscounted future cash flows of the related assets.

Revenues and Cost Recognition

    The Company earns revenues from three sources: 1) Video and computer technology products which are sold but not installed, 2) Voice, video, and data networking technology products which are sold and installed, and 3) Service revenues related to technology products which are sold and both installed and not installed.

    Revenues from video and computer technology products, which are sold but not installed, are recognized when delivered and the customer both has accepted the terms and has the ability to fulfill the terms.

    Customers contract for both the installation and the sale of voice and data networking technology products and certain video technologies products on one sales agreement, as installation of the product is essential to the functionality of the product. Revenues and costs on the sale of products where installation is involved are recognized under the percentage of completion method. Costs are charged to expense as incurred. The amount of revenue recognized is the portion that the cost expended to date bears to the anticipated total contract cost, based on current estimates to complete. Contract costs include all labor and materials unique to or installed in the project, as well as subcontract costs. Costs and estimated earnings in excess of billings are classified as current assets; billings in excess of costs and estimated earnings are classified as current liabilities.

    Service revenues related to technology products are also recognized when the services are provided. Services provided include consulting, training, support, and contracted maintenance. The Company does, if the customer elects, enter into equipment maintenance agreements with products sold once the original manufacturer's warranty has expired. Revenues from all equipment maintenance agreements are recognized on a straight-line basis over the terms of each contract. Costs for services are charged to expense as incurred.

    Warranty costs incurred on new product sales are substantially reimbursed by the equipment suppliers.

Fair Value of Financial Instruments

    The carrying amounts of financial instruments consisting of cash, accounts receivables, notes receivable, checks issued in excess of deposits, notes and installment obligations payable to nonrelated parties, and accounts payable approximate their fair values. It is not practical to determine the fair value of the related party notes payable due to the related party nature of the transactions.

Credit Risk

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts and notes receivables. The Company restricts cash and investments to financial institutions with high credit standing. Credit risk on trade receivables, although concentrated in one geographic region, is minimized as a result of the large and diverse nature of the Company's customer base.

Accounting for Stock-Based Compensation

    The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting For Stock-Based Compensation. Options and warrants to nonemployees are recorded as required by SFAS No. 123.

Earnings (Loss) Per Share

    Earnings (loss) per share—basic is determined by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding. Net income (loss) per common share—diluted is computed by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding and the common share equivalents (stock options, stock warrants, convertible preferred shares, and issued but not outstanding restricted stock). Common share equivalents are not included in the computations as their effects were antidilutive.

    A reconciliation of net income (loss) to earnings (loss) for computing earnings (loss) per share is as follows:

	Years Ended December 31,
	1999	1998	1997
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177
Preferred stock dividends	(37,969)	—	—

Earnings (loss) for computing earnings (loss) per share	$(2,101,603)	$(1,443,748)	$56,177

Reclassifications

    Certain reclassifications were made to the 1998 and 1997 financial statements to make them comparable with 1999. The reclassifications did not effect previously reported net income (loss), stockholders' equity or net cash flows.

Recent Accounting Pronouncement

    In June 1998, the Financial Accounting Standard Board issued Statement on Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

2. Business Acquisitions—

    Effective November 1, 1999, Vicom purchased the common stock of Ekman, Inc. (Ekman) from its sole stockholder and merged it into a new subsidiary, Corporate Technologies, USA, Inc. The purchase price was allocated to assets and liabilities acquired as follows:

Cash	$64,072
Accounts receivable	4,047,221
Inventories	1,184,311
Property and equipment	442,509
Other assets	93,196
Checks issued in excess of deposits	(335,812)
Notes and installment obligations payable	(1,326,666)
Accounts payable	(2,080,426)
Other liabilities	(322,822)
Service obligations	(79,697)

Net tangible assets acquired	1,685,886
Goodwill	2,801,614

Total purchase price	$4,487,500

    The consideration consisted of $500,000 in cash, $1,750,000 in 10% promissory notes, 1,250,000 common shares of Vicom with an assigned value of $2,137,500, and 150,000 stock options valued at $60,000 and 100,000 warrants valued at $40,000. The value of common shares was based on an independent third party appraisal. Stock options and warrants were valued in accordance with the Black-Scholes Option-Pricing Model (Note 7)

    Effective December 31, 1998, Vicom purchased the assets of the midwest region of Enstar Networking Corporation (ENC) from its parent company ENStar Inc. (ENStar). The purchase price was allocated to assets and liabilities acquired as follows:

Accounts receivable:
Billed	$1,191,639
Unbilled	239,130
Inventories	114,932
Property and equipment	103,031
Other assets	91,953
Service obligations	(179,289)
Billings in excess of costs	(74,997)

Net tangible assets acquired	1,486,399
Goodwill	549,101

Total purchase price	$2,035,500

    The consideration consisted of 1,350,000 common shares of Vicom with an assigned value of $797,312, a $750,000 subordinated 9% promissory note, a payable of $340,188 for purchase price adjustments, and acquisition related costs of $148,000. The value of common shares was based on the average stock market sales prices immediately prior to the acquisition.

    Both acquisitions were accounted for by the purchase method of accounting for business combinations. Accordingly, the operating results of Ekman and ENC were included in the consolidated financial statements since the date of acquisition. The Company's unaudited pro forma results assuming both acquisitions occurred on January 1, 1998 are as follows:

	Years Ended December 31,
	1999	1998
Revenues	$44,941,776	$44,312,204
Net loss	(2,295,869)	(1,665,769)
Loss per share—basic and diluted	(.48)	(.35)

    These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually occurred had the combinations been in effect on January 1, 1998, or of future results of operations.

3. Property and Equipment—

    Property and equipment are as follows:

	December 31,
			June 30, 2000
	1999	1998
			(unaudited)
Cost:
Leasehold improvements	$94,197	$72,950	$102,478
Equipment—owned	2,237,141	1,199,781	3,106,677
Equipment under capital leases	364,860	337,947	442,122

	2,696,198	1,610,678	3,651,277

Less accumulated depreciation:
Leasehold improvements	49,943	36,306	58,977
Equipment—owned	1,076,345	708,907	1,994,727
Equipment under capital leases	245,830	218,109	331,663

	1,372,118	963,322	2,385,367

	$1,324,080	$647,356	$1,265,910

4. Other Assets—

    Other assets are as follows:

	December 31,
			June 30, 2000
	1999	1998
			(unaudited)
Current:
Notes receivable—current maturities	$59,254	$34,823	$67,999
Prepaid expenses and other	95,512	69,617	206,365

	$154,766	$104,440	$274,364

Noncurrent:
Notes receivable, less current maturities	$71,051	$94,865	$40,390
Prepaid expenses and other	191,830	18,904	154,990

	$262,881	$113,769	$195,380

5. Other Liabilities—

    Other liabilities are as follows:

	December 31,
			June 30, 2000
	1999	1998
			(unaudited)
Payroll related	$641,059	$115,333	$641,808
Billings in excess of cost and estimated earnings	9,231	74,997	21,974
Acquisition costs	—	148,000	—
Other	327,223	73,594	348,286

	$977,513	$411,924	$1,012,068

6. Notes and Installment Obligations Payable—

    Notes and installment obligations payable are as follows:

	December 31,
			June 30, 2000
	1999	1998
			(unaudited)
Line of credit notes	$1,307,400	$100,000	$—
Debenture payable	—	—	2,250,000
Notes payable to related parties, interest at 9.0% to 15.0%, due December 1999 through December 2000, unsecured. Notes totaling $187,100 are past due.	2,037,100	228,311	781,000
Notes payable to individuals, interest at 10.0% to 12.0%, due through December 1999, unsecured. These notes are past due.	887,545	98,033	58,000
Subordinated note payable to ENStar, interest at 9.0%, due December 2003 or in the event of certain equity offerings or transactions, unsecured.	750,000	750,000	368,500
Capital lease obligations, monthly installments including interest at 4.8% to 27.2% through 2003.	191,209	209,247	259,414
Note payable to bank, retired in 1999.	—	454,034	—

	5,173,254	1,839,625	3,716,914
Less current maturities	4,246,433	1,013,135	3,560,770

	$926,821	$826,490	$156,144

    Future maturities at December 31, 1999, are as follows:

Year	Amount
2000	$4,246,433
2001	103,460
2002	67,507
2003	755,854

$5,173,254

    The Company borrowed at December 31, 1999, under the following lines of credit arrangements with two separate financial institutions:

  •
  $1,169,400 on a $2,000,000 line, expiring June 17, 2000, at the prime rate plus 1.75% (plus 3.00% if in default). At December 31, 1999, the Company was not in compliance with certain financial covenants (See Note 15).

  •
  $138,000 on a $2,000,000 line, expiring June 30, 2000, at the prime rate.

    The lines are collateralized by substantially all Company assets and certain stockholder/officer guarantees, and subject to certain financial covenants. The prime rate at December 31, 1999 and 1998, was 8.50% and 7.75%, respectively, and at June 30, 2000, was 9.50% (unaudited).

    Interest expense to related parties for the years ended December 31, 1999, 1998, and 1997 was approximately $142,000, $47,000, and $38,000, respectively and for the six months ended June 30, 2000 and 1999 was approximately $105,000 (unaudited) and $48,000(unaudited), respectively.

    The maximum amounts borrowed under the lines were approximately $2,105,000, $590,000, and $498,000 for the years ended December 31, 1999, 1998, and 1997, respectively; average borrowings were $656,000, $573,000, and $458,000, respectively; and the weighted average borrowings interest rates were 11.97%, 10.92%, and 12.11%, respectively.

    In March 2000, the Company entered into a $2,250,000 debenture agreement with a new financial institution, interest at prime plus 4% (plus 6.0% if in default) and due on December 31, 2000. The debenture proceeds were used to pay off a previous line of credit due March 31, 2000 (unaudited).

7. Stockholders' Equity—

Capital Stock Authorized

    The articles of incorporation authorize the Company to issue 50,000,000 shares of no par capital stock. Authorization to individual classes of stock are by Board of Directors resolution. The Board authorized 275,000 shares of Class A Preferred stock, 60,000 shares of Class B Preferred stock and 250,000 shares of Class C Preferred stock at June 30, 2000 (unaudited).

Preferred Stock

    Dividends on Class A Preferred are cumulative and payable quarterly at 8% per annum. Dividends on Class B and Class C Preferred are cumulative and payable monthly at 10% per annum. The Class B and Class C Preferred was offered to certain note payable holders at a conversion of $10.00 per Class B and Class C Preferred share. The Class A, Class B and Class C Preferred are nonvoting. Issuance of a share of Class A and Class B Preferred stock gives the holder a five-year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment. The Class C Preferred shares have no attached warrants. The Company can redeem the Class A and Class Preferred stock at $10.50 per share and can redeem the Class C Preferred stock at $10.00 per share whenever the common stock price exceeds certain defined criteria. Upon the Company's call for redemption, the holders of the Class A and Class B Preferred stock called for redemption will have the option to convert each preferred share into five shares of common stock. Upon the company's call for redemption the holders of the Class C Preferred stock called for redemption will have the option to convert each Preferred stock into two shares of common stock. Holders of Preferred stock cannot require the Company to redeem their shares.

Stock Compensation Plans

    On December 31, 1998, the Company adopted the 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents. All outstanding incentive stock options granted under the prior 1997 Stock Options Plan continue. The Plans reserved 1,500,000 shares of common stock for issuance through restricted stock and incentive stock option awards and provides that the term of each award be determined by the Board of Directors. Under the Plans, the exercise price of incentive stock options may not be less than the fair market value of the stock on the award date, and the options are exercisable for a period not to exceed ten years from award date.

Restricted Stock

    The Company awards restricted common shares to selected employees. Recipients are not required to provide any consideration other than services. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The fair market value of shares awarded is generally amortized over three years, the vesting term of the awards. Restricted shares awarded, net of forfeitures, totaled 228,609 through December 31, 1999. At December 31, 1999 and 1998, unvested (issued but not outstanding) restricted shares were 199,939 and 106,759, respectively. Compensation expense recorded in 1999 in connection with the amortization of the award cost was $37,532.

Stock Options

    Stock option activity is as follows:

	Options			Weighted-Average Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	690,500	244,500	—	$.66	$.88	$—
Granted	341,841	450,000	278,000	1.95	.55	.88
Forfeited	(33,750)	(4,000)	(33,500)	1.01	1.03	.94

OUTSTANDING, December 31	998,591	690,500	244,500	1.09	.66	.88

    The weighted average grant-date fair value of options granted during the years ended December 31, 1999, 1998, and 1997 was $.38, $.18, and $.24, respectively. All options were issued for exercise prices greater than or equal to grant date market values.

    Options outstanding and exercisable as of December 31, 1999, are as follows:

				Exercisable
	Weighted-Average Outstanding
					Weighted- Average Exercise Price
Range of Exercise Prices	Options	Exercise Price	Remaining Contractual Life-Years	Options
$.50 to $1.03	656,750	$.64	3.2	656,750	$.64
$1.50 to $2.08	341,841	1.95	2.7	17,000	2.00

$.50 to $2.08	998,591	1.09	3.0	673,750.68

    If the Company recognized stock option compensation expense based on grant date fair value consistent with the method prescribed by SFAS No. 123, net income (loss) would be approximately as follows:

	Years Ended December 31,
	1999	1998	1997
Net income (loss)	$(2,124,000)	$(1,485,000)	$12,000
Earnings (loss) per share—basic and diluted	(.56)	(.70)	.01

    The fair value of stock options is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	Years Ended December 31,
	1999	1998	1997
Risk-free interest rate	5.45%	5.39%	6.09%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	18%
Expected dividend rate	0%	0%	0%

Stock Warrants

    Stock warrant activity is as follows:

	Warrants			Weighted-Average Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	270,050	235,000	100,000	$1.50	$1.28	$2.00
Granted	566,050	35,050	135,000	2.42	3.00	.75

OUTSTANDING, December 31	836,100	270,050	235,000	2.12	1.50	1.28

    The weighted average grant-date fair value of warrants granted during the years ended December 31, 1999, 1998, and 1997 was $.28, $.02, and $.24, respectively. All warrants were issued for exercise prices greater than or equal to the award date market values.

    All warrants outstanding at December 31, 1999, are exercisable and have a weighted-average contractual life of approximately 4.5 years.

    The Company can call 501,100 of the warrants outstanding at December 31, 1999, whenever the Company's common stock priced exceeds certain criteria. In the event of a call, the Company may redeem the unexercised warrants for $.01 each.

    Stock warrants were awarded for:

	Years Ended December 31,
	1999	1998	1997
Debt issuance and guarantees	461,000	—	135,000
Ekman acquisition	100,000	—	—
Preferred stock	5,050	35,050	—

	566,050	35,050	135,000

    The 1999 and 1998 warrants were recorded at fair value. The 1997 warrants were nominal in amount and the effects were not recorded in the financial statements.

    The fair value of stock warrants is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	Years Ended December 31,
	1999	1998	1997
Risk free interest rate	5.88%	4.34%	6.61%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	10%
Expected dividend rate	0%	0%	0%

8. Income Taxes—

    The income tax provision is as follows:

	Years Ended December 31,			Six Months Ended June 30,
	1999	1998	1997	2000	1999
				(Unaudited)	(Unaudited)
Current	$(8,000)	$—	$—	$—	$—
Deferred	249,200	50,000	28,000	—	—

	$241,200	$50,000	$28,000	$—	$—

    Components of net deferred income tax assets are as follows:

	December 31,
			June 30, 2000
	1999	1998
			(unaudited)
Deferred income tax assets:
Net operating loss carryforwards	$4,329,600	$3,102,000	$5,145,600
Nondeductible allowances	326,800	567,200	326,800

	4,656,400	3,669,200	5,472,400
Less valuation allowance	4,524,900	3,352,500	5,340,900

	131,500	316,700	131,500
Deferred income tax liabilities—depreciation	131,500	67,500	131,500

Net deferred income tax assets	$—	$249,200	$—

    Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

	Years Ended December 31,
	1999	1998	1997
Statutory tax rate (benefit)	(34.0)%	(34.0)%	34.0%
Change in valuation allowance	64.3	36.2	(.7)
Net operating loss not recognized	(20.0)	(2.4)	—
Other	2.9	3.8	—

Effective tax rate	13.2%	3.6%	33.3%

    The valuation allowance increased by $1,172,400 and $505,700 in the years ended December 31, 1999 and 1998, respectively, and by $816,000 (unaudited) for the six months ended June 30, 2000, primarily from the Company's inability to utilize its net operating loss carryforwards. The valuation allowance decreased by $233,000 in the year ended December 31, 1997, primarily because of lapsed net operating loss carryforwards.

    The Company has the following net operating loss carryforwards at December 31, 1999, for federal income tax purposes:

Year of Expiration	Net Operating Loss Carryforwards
2000	$871,000
2001	307,000
2002	3,152,000
2004	1,050,000
2005	599,000
2007	501,000
2008	59,000
2009	22,000
2011	595,000
2012	25,000
2018	1,122,000
2019	2,521,000

$10,824,000

    Under Internal Revenue Code Section 382, utilization of losses expiring prior to 2019 are limited to approximately $375,000 each year.

    State income tax effects are not material and therefore not separately shown.

9. Employee Benefit Plans—

    The Company has 401(k) profit sharing plans covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. The Company made no significant discretionary contributions in all the years presented.

10. Commitments—

Operating Leases

    Facilities are leased under related party operating leases, expiring through 2006. In addition to basic monthly rents of approximately $37,000, the Company pays building maintenance costs and real estate taxes and assessments. In addition, the Company leases vehicles under operating leases from an entity owned by a relative of a stockholder/officer and various equipment under other leases.

10. Commitments—

    Future minimum rent commitments at December 31, 1999, are as follows:

Year	Amount
2000	$440,000
2001	234,000
2002	191,000
2003	153,000
2004	153,000
Thereafter	255,000

$1,426,000

    Rent expense for the years ended December 31, 1999, 1998, and 1997 was approximately $261,000, $202,000, and $165,000, respectively, of which $190,000, $138,000 and $113,000, respectively, was with related parties. Rent expense for the six months ended June 30, 2000 and 1999, was approximately $226,000 (unaudited) and $97,000 (unaudited), respectively, of which approximately $178,000 (unaudited) and $62,000 (unaudited), respectively, was with related parties.

Employment Agreements

    The Company has employment agreements with various officers expiring through 2002. Some of the agreements include renewal options and incentives.

    Approximate future minimum payments at December 31, 1999, are as follows:

Year	Amount
2000	$425,000
2001	345,000
2002	110,000

$880,000

11. Supplementary Disclosures of Cash Flow Information—

	Years Ended December 31,			Six Months Ended June 30,
	1999	1998	1997	2000	1999
				(Unaudited)	(Unaudited)
Cash paid for interest	$214,730	$180,434	$194,262	$68,430	$54,141
Noncash investing and financing transactions:
Acquisition of Ekman and ENC	3,987,500	2,035,500	—	—	—
Warrants issued with notes	112,640	—	—	—	—
Capitalized lease equipment purchases	11,845	—	23,121	72,560	—
Notes payable converted to stock and warrants issued	—	375,500	—	1,905,000	—
Subscriptions receivable on common stock	—	—	—	465,984	—
Warrant dividends	—	—	—	13,255,869	—
Refinancing of debt	—	—	—	1,603,189	—
Conversion of preferred to common stock	—	—	—	107,522	—

12. Significant Customers and Suppliers—

    One customer represented approximately 15% of revenues in the year ended December 31, 1998. Two customers represented approximately 25% (13% and 12%) (unaudited) of revenues for the six months ended June 30, 2000.

    The Company purchased materials from major suppliers approximately as follows:

	Supplier
	A	B	C	D
1999	34%	18%	7%	1%
1998	—	60	19	15
1997	—	42	5	7

    During the six months ended June 30, 2000, two vendors represented approximately 25% and 16% (unaudited) of cost of products and services.

13. Financial Statement Adjustments—

    During the year ended December 31, 1998, the Company recorded approximately $1,000,000 of noncash adjustments in connection with the writedown of the carrying amounts of certain assets as follows:

	Expense Included Within
	Cost of Products Sold	Operating Expenses	Total
Inventory obsolescence	$660,000	$—	$660,000
Accounts and notes receivable	—	240,000	240,000
Prepaid expenses and other	—	100,000	100,000

	$660,000	$340,000	$1,000,000

    The effect of these adjustments in 1998 was to increase the loss per common share by $.47.

14. Business Segments—

    Prior to November 1, 1999, the Company operated as one segment, which included integrated voice, video, and data networking technology products and services. With the acquisition of Ekman, the Company added the segment which sells computer technology products and services.

    Segment disclosures for the year ended December 31, 1999, are as follows:

	Voice, Video, and Data Networking	Computer	Total
Revenues	$15,567,482	$4,821,388	$20,388,870
Loss from operations	(1,642,919)	(40,054)	(1,682,973)
Depreciation and amortization	471,990	81,942	553,932
Identifiable assets	5,753,985	6,844,760	12,598,745
Capital expenditures	515,524	127,487	643,011

15. Subsequent Event—

    On April 3, 2000, the Company received approval from a new financial institution to replace the $2,000,000 line of credit, expiring June 17, 2000, with a $5,000,000 line, expiring March 31, 2003. Interest is at the prime rate plus 1.5%. Advances under the line are limited to eligible accounts receivable and equipment additions. The line is collateralized by substantially all Company assets, requires subordination of certain related party debt, and is subject to certain financial covenants. Final terms of the loan agreement may differ from the above.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15.  Recent Sales of Unregistered Securities

    In August 2000, Vicom issued 100,000 warrants to an accredited investor at $8.75 per share in conjunction with said investor guaranteeing an irrevocable letter of credit on Vicom's behalf.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, as amended, this registrant has duly caused this Post-effective Amendment No. 1 to its Registration Statement on Form S-1 dated August 11, 2000 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Hope, Minnesota, on this 31st day of August, 2000.

Signatures	Title

/s/ STEVEN M. BELL Steven M. Bell	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)
/s/ JAMES L. MANDEL James L. Mandel	Chief Executive Officer and Director (Principal Executive Officer)
/s/ MARVIN FRIEMAN Marvin Frieman	Chairman and Director
/s/ JONATHAN DODGE Jonathan Dodge	Director
/s/ DAVID EKMAN David Ekman	Director
/s/ PAUL KNAPP Paul Knapp	Director
/s/ PIERCE MCNALLY Pierce McNally	Director
/s/ MARK MEKLER Mark Mekler	Director
/s/ MANUEL A. VILLAFANA Manuel A. Villafana	Director

By	/s/ STEVEN M. BELL Steven M. Bell Attorney-in-Fact

II-1

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Vicom, Incorporated INDEX TO PROSPECTUS SUPPLEMENT NO. 1
The Offering
Summary Financial Data
SUMMARY FINANCIAL DATA
Capitalization
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION
Market Price of Vicom's Common Stock and Related Stockholder Matters
Index to Financial Statements
INDEPENDENT AUDITOR'S REPORT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES